1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 9, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC May 2023 Revenue Report
HSINCHU, Taiwan, R.O.C. – Jun. 09, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for May 2023: On a consolidated basis, revenue for May 2023 was approximately NT$176.54 billion, an increase of 19.4 percent from April 2023 and a decrease of 4.9 percent from May 2022. Revenue for January through May 2023 totaled NT$833.07 billion, a decrease of 1.9 percent compared to the same period in 2022.

TSMC May Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	May 2023	April 2023	M-o-M Increase (Decrease) %	May 2022	Y-o-Y Increase (Decrease) %	January to May 2023	January to May 2022	Y-o-Y Increase (Decrease) %
Net Revenue	176,537	147,900	19.4	185,705	(4.9)	833,070	849,343	(1.9)

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for May 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
May	Net Revenue	176,537,345	185,705,425
Jan. ~ May	Net Revenue	833,070,053	849,342,680
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	307,823,396	92,163,000	-
TSMC China**	88,171,859	62,618,320	48,793,870
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	769,558,490	2,556,396	2,556,396
TSMC**		230,407,500	230,407,500
TSMC***		369,647,975	246,763,960
TSMC Japan Ltd.****	323,815	290,532	290,532
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	82,286,871
	Mark to Market of Outstanding Contracts	(308,515)
	Cumulative Unrealized Profit/Loss	(843,301)
Expired Contracts	Cumulative Notional Amount	372,537,694
	Cumulative Realized Profit/Loss	2,964,867
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	14,750,070
	Mark to Market of Outstanding Contracts	(322,839)
	Cumulative Unrealized Profit/Loss	(712,738)
Expired Contracts	Cumulative Notional Amount	86,887,061
	Cumulative Realized Profit/Loss	192,393
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	4,604,850
	Mark to Market of Outstanding Contracts	71,739
	Cumulative Unrealized Profit/Loss	169,558
Expired Contracts	Cumulative Notional Amount	23,961,168
	Cumulative Realized Profit/Loss	(45,606)
Equity price linked product (Y/N)		N

(2)Derivatives applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	223,400
	Mark to Market of Outstanding Contracts	(2,757)
	Cumulative Unrealized Profit/Loss	(2,757)
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	43,559
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,511,473
	Mark to Market of Outstanding Contracts	(2,819)
	Cumulative Unrealized Profit/Loss	(4,075)
Expired Contracts	Cumulative Notional Amount	4,356,238
	Cumulative Realized Profit/Loss	(1,324)
Equity price linked product (Y/N)		N